UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number:    000-17791

TWIN MINING CORPORATION

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On November 9, 2006, Twin Mining Corporation issued a press release “Twin Mining Announces Changes to Board of Directors” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TWIN MINING CORPORATION

By: /s/ Domenico Bertucci

Name: Domenico Bertucci

Title:   Chief Financial Officer

Date:  November 9, 2006.

NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

Twin Mining Corporation

      November 9, 2006

Twin Mining Announces Changes to Board of Directors

Toronto, Ontario - Twin Mining Corporation (TSX-TWG) announces the appointment of Mr. Allan Folk to its Board of Directors. Mr. Folk is Vice President of Institutional Equity Sales for Fort House Inc. and he brings to Twin Mining more than 20 years of distinguished and valuable experience in the investment industry.

Twin Mining also announces the retirement of Mr. Alfred Powis from its Board. Twin Mining would like to sincerely thank Mr. Powis for his invaluable guidance and wise counsel during his seven-year tenure as a director.

For further information contact:

Bill Baird

Badshah Communications Group Ltd.

Interim CEO

Telephone: (604) 408-7522

Telephone: (416) 777-0013

Fax: (604) 408-7528

Fax: (416) 777-0014

E-mail: info@twinmining.com

© 2006 Twin Mining Corporation

Please contact the Company to receive quarterly financial statements
Telephone: (416) 777-0013 or visit our website at www.twinmining.com for updates..